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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                             TOROTEL PRODUCTS, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  89 13 05 104
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                                 (CUSIP Number)


   Peter B. Caloyeras, 2041 W. 139th Street, Gardena, CA 90249 (310) 527-8100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 24, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D


CUSIP No.     89 1305 104                                     PAGE 2 OF 5  PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Peter B. Caloyeras (S.S. No.: ###-##-####
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
            PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Citizen of the United States
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                      7   SOLE VOTING POWER
                          198,900
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY              0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            198,900
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                              0
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      198,900
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.1%
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  14  TYPE OF REPORTING PERSON*
              IN
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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock of Torotel Products, Inc. (the "Company"). The Company's principal executive offices are located at 13402 South 71 Highway, Grandview, Missouri 64030.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by Peter B. Caloyeras, the beneficial owner, as defined in Rule 13d-3(a) under the Securities Exchange Act of 1934, of the 198,900 shares to which this statement relates. Mr. Caloyeras acquired shares of common stock of the Company from time-to-time commencing in September 1994 as follows: (i) Mr. Caloyeras purchased 109,900 shares originally in the name of the Caloyeras 1982 Revocable Trust (the "Trust") of which Mr. Caloyeras is the sole trustee and the beneficial owner, (ii) 13,000 shares were acquired by his individual retirement account (the "IRA"), and (iii) 70,100 shares were acquired by the Caloyeras Family Partnership, a California Limited Partnership ("CFP") of which the three adult children of Mr. Caloyeras are the limited partners equally and the general partner of which is PBC, Inc., a California corporation of which Mr. Caloyeras is the sole shareholder and president. In late 1996, (i) the Trust sold all of its 109,900 shares in the Company's common stock to CFP, and (ii) CFP purchased an additional 18,900 shares on the open market. On about December 31, 1997, the IRA transferred 4,000 of its shares to four nieces and nephews of Mr. Caloyeras and its remaining 9,000 shares equally to each of Mr. Caloyeras' three adult children. The principal business of CFP is real estate and equipment leasing, while the principal business of PBC is to act as the general partner of CFP. The business address of each of Mr. Caloyeras, CFP and PBC is 2041 W. 139th Street, Gardena, California 90249. Mr. Caloyeras is the Chairman of Magnetika, Inc. ("Magnetika"), an electrical component manufacturer, and Magnetika's address also is 2041 W. 139th Street, Gardena, California 90249. None of Mr. Caloyeras, CFP or PBC has been convicted in a criminal proceeding during the last five years or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years. Mr. Caloyeras is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Caloyeras acquired the securities with funds from his personal bank account or the accounts of the Trust or CFP, as the case may be.

ITEM 4.  PURPOSE OF TRANSACTION

         On July 24, 1998, Caloyeras, Inc., d/b/a Electronika, Inc., an entity which is owned equally by the three adult children of Mr. Caloyeras, executed a letter agreement with the Company (the "Letter Agreement"). The Letter Agreement represents the parties' intention to negotiate in good faith a definitive merger agreement providing for the forward triangular merger of a subsidiary of the Company with Caloyeras, Inc., with Caloyeras, Inc. as the surviving entity. As a result of the contemplated transaction, (i) Mr. Caloyeras would be allowed to vote 525,165 shares of common stock of the Company owned by the family of the Company's founder, which shares would be placed in a voting trust or similar arrangement, and (ii) the Caloyeras family would acquire more than fifty percent of the voting control of the Company.


                                Page 3 of 5 Pages

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Caloyeras is the beneficial owner, as defined in Rule 13d-3(a) under the Securities Exchange Act of 1934, of 198,900 shares of the Company's common stock, representing approximately 7.1% of the Company's outstanding common stock. The 198,900 shares are held by CFP.

         (b) Mr. Caloyeras has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the 198,900 shares of the Company's common stock to which this statement relates. Mr. Caloyeras does not share any voting or dispositive power with respect to such common stock with any other person or entity.

         (c)      None.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On July 24, 1998, Caloyeras, Inc., d/b/a Electronika, Inc., an entity which is owned equally by the three adult children of Mr. Caloyeras, executed the Letter Agreement with the Company. The Letter Agreement represents the parties' intention to negotiate in good faith a definitive merger agreement providing for the forward triangular merger of a subsidiary of the Company with Caloyeras, Inc., with Caloyeras, Inc. as the surviving entity. As a result of the contemplated transaction, (i) Mr. Caloyeras would be allowed to vote 525,165 shares of common stock of the Company owned by the family of the Company's founder, which shares would be placed in a voting trust or similar arrangement, and (ii) the Caloyeras family would acquire more than fifty percent of the voting control of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibit is filed with this statement:

         Exhibit 1 Letter Agreement, dated July 24, 1998, by and between the Company and Caloyeras, Inc.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    July 30, 1998                  /s/ Peter B. Caloyeras
                                        ----------------------------------------
                                        PETER B. CALOYERAS


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